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                                                                 Exhibit 9(a)(8)
                                                                 ---------------


                 N / E / W / S   R / E / L / E / A / S / E


November 19, 1999

FOR IMMEDIATE RELEASE
For more information, contact:
James L. Thrash, Senior Vice President/Chief Financial Officer, 765-747-1390 or
Douglas B. Harris, Vice President, Investor Services, 765-741-7278 http://firstmerchants.com
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FIRST MERCHANTS ANNOUNCES
 TENDER OFFER

First Merchants Corporation (NASDAQ-FRME) commenced a self-tender offer on November 19, 1999 for up to 1,200,000 shares of its Common Stock, or approximately 9.9 percent of its outstanding shares of Common Stock.

The tender offer will allow shareholders to tender their shares at a price of $28.00 per share. If more than 1,200,000 shares are tendered, tendering shareholders owning fewer than 100 shares, with certain exceptions, will have their shares purchased without proration. Other shares will be purchased pro rata. The offer is not conditioned on a minimum number of shares being tendered. The offer is, however, subject to other conditions as described in the Offer to Purchase.

The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern Standard Time, Friday, December 17, 1999, unless extended.

McDonald Investments Inc. and Georgeson Shareholder Communication, Inc. will act as dealer manager and information agent, respectively for the tender offer. Wilmington Trust Company will serve as the depositary.

Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the tender offer, including complete instructions on tendering procedures along with the transmittal forms and other data, is being mailed to shareholders commencing November 19, 1999.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of First Merchants Corporation Common Stock. The offer is made solely by the Offer to Purchase, dated November 19, 1999, and the related Letter of Transmittal.
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First Merchants Corporation is an east central Indiana bank holding company.
Its subsidiaries include First Merchants Bank in Delaware County, The Madison Community Bank in Madison County, First United Bank in Henry County, Union County National Bank, the Randolph County Bank, the First National Bank of Portland in Jay County, and First Merchants Insurance Services.

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System under the symbol FRME and is rated A+ by Standard and Poors Corporation. Quotations are carried in daily newspapers and can be found on the company's Internet web page (http://firstmerchants.com). Eight
                                          -------------------------
brokerage firms make a market in First Merchants Corporation stock: Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Howe, Barnes & Johnson, Inc.; Keefe, Bruyette & Woods, Inc.; Knight Securities, L.P.; McDonald & Co.; NatCity Investments; and Spear, Leads, and Kellog.


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